EXHIBIT 99.58

May 9, 2011	News Release 11-15

Pretivm Inks Agreements on Cooperation with Seabridge

Vancouver, British Columbia (May 9, 2011; TSX:PVG) - Pretium Resources Inc. (“Pretivm”) is pleased to report that it has signed agreements with Seabridge Gold Inc. (“Seabridge”) to cooperate in advancing Pretivm’s Brucejack and Snowfield projects and Seabridge’s KSM project, which together represent the largest undeveloped gold resource in North America.

Mutual Cooperation and Confidentiality Agreement

A Mutual Cooperation and Confidentiality Agreement has been signed that provides for, amongst standard provisions, the preparation of an engineering study examining the economics of combining Pretivm’s Snowfield project and Seabridge’s KSM project as a single operation. The study is expected to be completed in the fourth quarter of this year.

Snowfield contains 25.9 million ounces of Measured and Indicated gold resources (1,370.1 million tonnes grading 0.59 grams per tonne) and 9.0 million ounces of Inferred gold resources (833.2 million tonnes grading 0.34 grams per tonne) at a cut-off grade of 0.30 grams of gold-equivalent per tonne, with additional silver, copper, molybdenum and rhenium resources.

Ian Chang, Vice President, Project Development, will direct Pretivm’s work with Seabridge on the engineering study.  Mr. Chang was recently Project Director and Head of Project Management for Fluor Canada Limited, with responsibility for the management of mining and metal EPCM projects.  Seabridge will have primary responsibility for the preparation of the study under the direction of Jay Layman, Executive Vice President and Chief Operating Officer.

Mutual Access Agreement

The KSM and Snowfield projects have a common boundary and neither can be mined to its maximum extent without encroaching on the other’s land position. A Mutual Access Agreement has therefore been signed that provides for, amongst other things:

•	mutual access for stripping of overburden, which will provide:

o
Seabridge with access to conduct stripping activities on Pretivm’s Snowfield project to extract ore from Seabridge's KSM project, with Pretivm having the right to require Seabridge to process Snowfield project ore accessed by Seabridge’s stripping activities on Pretivm’s Snowfield project and to receive the value of the contained metal less a processing fee; and

o
Pretivm with access to conduct stripping activities on Seabridge's KSM project to extract ore from Pretivm’s Snowfield project, with Seabridge having the right to require Pretivm to process KSM project ore accessed by Pretivm’s stripping activities on Seabridge’s KSM project and to receive the value of the contained metal less a processing fee; and

•	Pretivm access to its Snowfield and Brucejack projects over Seabridge’s KSM project lands.

With the Mutual Access Agreement in hand, each of Seabridge and Pretivm can continue with plans to maximize the benefits and mining of each of their respective projects.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in north-western British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.  The combined bulk tonnage resource at Brucejack and Snowfield, one of the largest in North America, comprises over 34 million ounces of measured and indicated gold resources and 22 million ounces of inferred gold resources; and 192 million ounces of measured and indicated silver resources and 202 million ounces of inferred silver resources.  Details on the mineral resources at Pretivm’s Brucejack and Snowfield projects are available at www.pretivm.com.

For further information, please contact:

Robert Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)566-8782
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.